Stradley Ronon Stevens & Young, LLP 100 Park Avenue Suite 2000 New York, NY 10017 Telephone 212.812.4124 Fax 646.682.7180 www.stradley.com

Jamie M. Gershkow
Partner
jgershkow@stradley.com
212.404.0654

July 29, 2022
Re:	Emerge ETF Trust (the “Trust”)
File Nos. 333-264662 and 811-23797

Dear Ms. Vroman-Lee

On behalf of the Trust, the following are responses to the Staff’s comments provided with regard to the Trust’s initial registration statement on Form N-1A (the “Registration Statement”), which was filed under Section 8 of the Investment Company Act of 1940, as amended (the “1940 Act”), and Section 6 of the Securities Act of 1933, as amended (the “Securities Act”), on May 4, 2022 (SEC Accession No. 0001137439-22-000442) to register shares of the following series of the Trust: Emerge EMPWR Sustainable Dividend Equity ETF, Emerge EMPWR Sustainable Select Growth Equity ETF, Emerge EMPWR Sustainable Global Core Equity ETF, Emerge EMPWR Sustainable Emerging Markets Equity ETF, and Emerge EMPWR Unified Sustainable Equity ETF (each a “Fund” and together the “Funds”).

PROSPECTUS COMMENTS

Cover Page

1.	Please include the exchange ticker symbol for each Fund’s shares. See Item 1(a)(2) of Form N-1A.

Response: The exchange ticker symbol for each Fund’s shares will be added to the front cover of the prospectus and the SAI in a subsequent pre-effective amendment to the Trust’s Registration Statement.

Fees and Expenses of the Fund

2.	Please provide a completed fee table for each Fund.

Response: The completed fee table for each Fund will be included in a subsequent pre-effective amendment to the Trust’s Registration Statement.

3.
The disclosure states the Fund may invest principally in other funds and ETFs. If the Fund anticipates that Acquired Fund Fees & Expenses will exceed 0.01 percent, insert a separate line item to the fee table disclosing an estimate of these expenses.

Response: If appliable, the Funds will include the required line item for any Acquired Fund Fees and Expenses that are anticipated to exceed 0.01 percent.

Example

4.
The last sentence preceding the example states that, although your actual costs may be higher or lower, based on these assumptions your costs would be: . . .” Please add, “whether you redeem or hold your shares” after “costs.”

Response: The disclosure has been revised as requested.

Portfolio Turnover

5.
The disclosure says, “A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.” If applicable, please revise the Principal Investment Strategies and Principal Risks section to disclose that the Fund will frequently buy and sell portfolio securities (potentially leading to higher portfolio turnover rate). Alternatively, please explain to us why frequently buying and selling portfolio securities does not constitute a principal strategy.

Response: The Trust respectfully notes the above-cited disclosure is form text included in accordance with Item 3 of N-1A. The Trust confirms, to the extent frequent or active trading is a principal investment strategy or principal risk of any Fund, appropriate disclosure will be included with respect to such Fund.

Principal Investment Strategies

6.
The disclosure says the Fund will invest in “dividend-paying equity securities or other investments with similar economic characteristics of such securities…” Please disclose what is meant by “other investments.” If these include derivatives, please disclose that the Fund will use the market value of derivatives when calculating compliance with its 80% investment policy.

Response: The Trust has deleted the above-cited reference to “other investments” from each Fund’s principal investment strategies disclosure.

7.
Please describe and explain the definition of “ESG” and specific ESG area(s) of focus. For example, please enhance the disclosure to say which E, S, and G criteria are considered, and more completely describe the positive screens that are applied.

Response:  The Trust notes that the Funds do not apply positive screens in their ESG analysis; rather, each Fund’s environmental (E) and social (S) criteria and specific areas of focus are identified as negative, revenue-linked screens, and overarching governance (G) considerations are incorporated within Emerge’s risk-based assessment which includes consideration of third-party risk rankings. To clarify the application of E, S, and G related considerations in constructing the Funds’ portfolios, the following has been added to the summary and statutory principal investment strategies sections of the prospectus:

“In determining whether an issuer meets Emerge’s ESG investment criteria, Emerge considers: (i) negative screening criteria to eliminate certain types of issuers in light of social and environmental considerations; and (ii) governance-related risk ratings published by third party data providers, including Sustainalytics, designed to measure the degree to which a company’s economic value is at risk driven by the magnitude of a company’s unmanaged ESG risks.”

8.
Please clarify the disclosure regarding what roles the Advisor and Sub-Advisor play in the investment selection process with respect to ESG factors. Please explain what the Advisor and Sub-Advisor roles are when assessing the ESG characteristics and criteria. For example, please explain whether the Sub-Advisor makes recommendations to the Advisor, who then makes the determination if the issuer meets the ESG criteria. We may have further comments based on your response.

Response: The Trust respectfully notes that the disclosure currently states that the Advisor analyzes and makes determinations with respect to ESG considerations based on its proprietary framework. Supplementally, the Trust notes that a Fund’s Sub-Advisor may evaluate ESG factors as a part of its analysis and recommendation of portfolio investments; however, specific ESG criteria applied in constructing the Funds’ portfolios are determined by Emerge. In response to this comment, the disclosure has been revised to clarify the Advisor’s role as follows: “~~Determination of~~ Emerge assesses whether a company meets the Fund’s ESG standards ~~is~~ based on ~~Emerge’s~~ its proprietary ESG framework.”

9.	Please describe each Fund’s due diligence practices in applying its screening criteria to portfolio companies.

Response:  As further described in the Prospectus, the Funds’ due diligence practices in connection with the screening criteria include consideration of research, ratings and analytics from third party data providers as well as proprietary research and analysis including consideration of or otherwise derived from publicly available data.

10.
In the registration statement, please disclose, where appropriate, how the Fund will approach relevant ESG proxy issues for each Fund’s portfolio companies. Alternatively, the Fund should explain in correspondence why it believes such disclosure is not required.

Response:  The Trust notes that it intends to satisfy the requirement to describe the policies and procedures used to vote proxies by including the Advisor’s proxy voting policies as an exhibit to the statement of additional information, as permitted by Form N-1A.

11.	We note that the Fund intends to use scores from multiple third party data/scoring providers to select investments.

a.	In the principal strategies, please identify the provider that the Fund intends to use or the primary providers if the Fund intends to use multiple third party providers.

The Trust notes that each Fund will be actively managed and Emerge will ultimately apply its own judgment as to whether to invest in a particular investment according to its ESG framework. While Emerge will use a third-party vendor to provide ESG data for companies, Emerge will use its own proprietary framework to select investments for the Funds. The data from the third-party vendor is only one input among other factors used by Emerge in assessing companies pursuant to its methodology. In response to this comment, the Trust will add the following disclosure to the SAI:

“As of the date of this SAI, Emerge receives ESG research, ratings, and analytics provided by Sustainalytics. Third-party vendor(s) used by Emerge, as well as the number of vendors used, is subject to change over time.”

b.	Please also briefly summarize each providers’ criteria/methodology in the principal strategies section.

As noted above, while Emerge will use a third-party vendor to provide ESG data for companies, Emerge will use its own proprietary framework to select investments for the Funds and will not select investments pursuant to a third party data vendor’s methodology. Accordingly, the Trust does not believe it is appropriate to include any particular third-party methodology in the Fund’s principal investment strategies, as it may cause confusion with respect to the review performed by Emerge on behalf of the Funds.

c.
Please clarify in the disclosure how heavily rating provider scores are weighed. In the second to last paragraph of this section, they are described as one of several factors. However, later disclosure suggests ratings will be relied upon more heavily.

In response to this comment, the disclosure has been revised as follows:

Emerge considers ESG factors within its securities selection process for each equity security for the Fund. Emerge assesses whether a company meets the Fund’s ESG standards based on its proprietary ESG framework. Emerge uses ESG research, ratings, and analytics from independent third-party data providers to screen investments based on ESG criteria determined by Emerge. In addition, the Fund may hold securities of issuers for which third-party data is not available. Where an issuer has not been assigned a rating by the third-party data provider, ~~the Fund may invest in such security following~~ Emerge’s ESG analysis ~~based~~incorporates ~~on~~ publicly available data. Emerge has the right to change the third-party data providers that ~~supports~~support its ESG framework at any time. In determining whether an issuer meets Emerge’s ESG investment criteria, Emerge considers: (i) negative screening criteria to eliminate certain types of issuers in light of social and environmental considerations; and (ii) governance-related risk ratings published by third party data providers, including Sustainalytics, designed to measure the degree to which a company’s economic value is at risk driven by the magnitude of a company’s unmanaged ESG risks. [As of the date of this Prospectus,] Emerge applies a negative screen to exclude companies for investment that derive ~~a certain percentage~~20% or more of their revenues from biological and chemical weapons, thermal coal extraction, gambling, adult entertainment, tobacco production, recreational cannabis and alcoholic beverages. ~~Fossil fuels are only excluded where, in Emerge’s view, the company does not appropriately manage the ESG risks associated with its exposure to fossil fuel),~~ Emerge may modify the above list of negative screens at any time, without prior shareholder approval or notice. ESG risk ratings data compiled by third-party data providers forms the basis for Emerge’s governance-related risk assessment and screening. Emerge may consider excluding, reducing or eliminating exposure to issuers with high ESG risk ratings, as determined by one or more third-party data providers.

d.	Please consider any related principal risks to the fund’s use of third party data providers, since the criteria used by providers can differ significantly.

In light of this comment, the Trust has revised each Fund’s “ESG Risk” as follows:

ESG Risk. Because the Fund evaluates ESG factors to assess and exclude certain investments for non-financial reasons, the Fund may forego some market opportunities available to funds that do not use these ESG factors. Information used by the Fund to evaluate ESG factors, including data provided by third-party vendors, may not be readily available, complete or accurate, and may vary across providers and issuers and within industries, which could negatively impact the Fund’s ability to apply its methodology and~~, which~~ in turn could negatively impact the Fund’s performance. Currently, there is a lack of common industry standards relating to the development and application of ESG criteria which may make it difficult to compare the Fund’s principal investment strategies with the investment strategies of other funds that apply certain ESG criteria or that use a different third-party vendor for ESG data. In addition, the Fund’s assessment of a company may differ from that of other funds or an investor. As a result, the companies deemed eligible for inclusion in the Fund’s portfolio may not reflect the beliefs or values of any particular investor and may not be deemed to exhibit positive or favorable ESG characteristics if different metrics were used to evaluate them. Regulatory changes or interpretations regarding the definitions and/or use of ESG criteria could have a material adverse effect on the Fund’s ability to invest in accordance with its investment policies and/or achieve its investment objective.

12.
The disclosure says that Emerge applies a negative screen to exclude companies for investment that derive a certain percentage of their revenues from biological and chemical weapons, fossil fuel (where, in Emerge’s view, the company does not appropriately manage the ESG risks associated with its exposure to fossil fuel), thermal coal extraction, gambling, adult entertainment, tobacco production, recreational cannabis and alcoholic beverages.

a.	Please disclose the actual percentage.

The disclosure has been revised as requested to specify the relevant threshold.

b.
We believe this disclosure could potentially suggest that fossil fuels are excluded from investing when they frequently may not be. Because fossil fuels are treated differently from the other exclusions, please remove them from this sentence and state that fossil fuel companies are only excluded if the company does not appropriately manage ESG risks related to fossil fuels.

As reflected in response to comment 11(c) above, the disclosure has been revised to remove the above cited parenthetical and clarify the application of the environmental and/or social negative screens as well as the governance-related risk assessment.

c.	Please disclose how Emerge decides whether the risks associated with its exposure to fossil fuels are appropriately managed.

Please see the responses to comments 11(c) and 12(b) above.

13.
The disclosure says, “Emerge may modify the above list of negative screens at any time, without prior shareholder approval or notice.” Please represent to us in correspondence that all negative screens will be disclosed in the prospectus, even if no notice is given.

Response: The Trust supplementally confirms that all negative screens that are part of a Fund’s principal investment strategy will be appropriately disclosed in the prospectus.

14.
For Funds with “global” in the name, the disclosure says, “The Fund will provide exposure to investments that are economically tied to at least three different countries, including the United States...” Please remove United States or explain to us why the United States is included in the economically tied test.

Response: The Trust respectfully submits that it believes the Fund’s current disclosure is consistent with Investment Co. Act Rel. No. 24828, at n. 42 (Jan. 17, 2001) (the “Release”), which provides that the term “global” connotes “diversification among investments in a number of different countries throughout the world.” The Release indicates the SEC would expect that funds using “global” in their names “will invest their assets in investments that are tied economically to a number of countries throughout the world.” The Fund’s global investment exposure is anticipated to include exposure to the United States, among other countries and accordingly the Fund has included the above-cited reference to make it clear to investors that the Fund’s portfolio will include exposure to the United States, among a number of other countries. The Trust is cognizant of its obligation under the 1940 Act to ensure the Fund’s name is not misleading; to that end, the Fund specifies a floor, under normal market conditions, for non-U.S. investments, consistent with prior Staff guidance. The Trust respectfully believes the disclosure appropriately reflects that the Fund invests in different countries and such investments are currently expected to include the United States. The Trust further notes that in the proposing release for amendments to Rule 35d-1, the Commission states that “a ‘global’ fund could use any reasonable definition of “global” as we are not proposing to mandate any particular test for what this term means.” See Investment Company Names, Investment Company Act Release No. 34593 (May 25, 2022). The Funds reserve the right to alter how they consider the term “global” based on subsequent guidance or rulemaking from the SEC or Staff.

15.	For Funds that invest in issuers located in emerging markets, please disclose the method used for determining if a country is an emerging market.

Response: The Trust has added the following disclosure to the SAI, and notes that the Emerge Sustainable Emerging Markets Equity ETF includes in its prospectus disclosure regarding how an issuer is determined to be located in an emerging market.

Except as otherwise noted in the Prospectus, a Fund considers emerging market countries to be those countries that are considered to be developing by the World Bank or its affiliates, or that are included in any of the MSCI emerging market indices or comparable indices used by investors as benchmark for emerging market investments.

16.	For Funds investing in “thematic growth companies,” please define and explain what is meant by this term.

Response: In response to this comment, the relevant disclosure has been revised as follows:

In selecting companies, Channing Global Advisors, LLC (Channing Global or the Sub-Advisor) uses proprietary fundamental data screening and fundamental research to identify ~~thematic growth companies~~companies that the Sub-Advisor’s believes present attractive growth opportunities, based on certain characteristics that, in the Sub-Advisor’s view, position the company to benefit from secular and tactical themes. In identifying companies that offer attractive thematic growth ~~companies~~opportunities, the Sub-Advisor seeks to identify favorable secular and tactical themes resulting from country and sector catalysts, such as changes in commodities pricing, interest rates, exchange rates, or regulation. Through fundamental research, the Sub-Advisor then seeks to identify what the Sub-Advisor believes are high quality growth companies that, in the Sub-Advisor’s view, are undervalued relative to their estimated earnings and cash-flow growth and poised to deliver excess returns. For purposes of the Sub-Advisor’s selection process, “quality” includes measurements such as trading volume, balance sheet, income statement, cash flow, and sustainable growth; and “growth” includes measurements such as net income and earnings before interest, taxes, depreciation, and amortization. The Sub-Advisor may recommend selling securities for several reasons, including when there are more attractive opportunities or where the original investment thesis for a company is no longer valid.

17.	For Funds investing in securities using a China-based variable interest entity (VIE) structure:

a.
Please include disclosure to provide, at a minimum, a brief explanation of what a VIE is (including a discussion of the extent to which, and why, the Fund invests in them), an explanation of the material risks associated investing in VIEs (including legality concerns) and disclosure of the impact to Fund returns and NAV if the risk occurs.

Response: In response to this comment the applicable Funds have added the following to the principal investment strategy disclosure: “In a VIE structure, foreign investors, such as the Fund, will only own stock in a shell company rather than directly in the VIE, which must be owned by Chinese nationals (and/or Chinese companies) to obtain the licenses and/or assets required to operate in certain restricted or prohibited sectors in China. The value of the shell company is derived from its ability to consolidate the VIE into its financials pursuant to contractual arrangements that allow the shell company to exert a degree of control over, and obtain economic benefits arising from, the VIE without formal legal ownership.”

The Trust confirms that the Funds do not have an anticipated target or threshold for investments through VIEs. Upon review, the Trust believes that the material risks of investments in VIEs, including legal uncertainties and the potential adverse effects of regulatory changes on the Fund’s returns, are disclosed under “China Investing Risk” for the applicable Funds. See, for example, the following beginning on page 48:

“For investments using a VIE structure, all or most of the value of such an investment depends on the enforceability of the contracts between the listed company and the China-based VIE. Currently, the Chinese government has never approved VIE structures. Investments through a VIE structure are subject to the risk that the VIE will breach its contracts with the listed company that holds such contractual rights; that any breach of such contracts will likely be subject to Chinese law and jurisdiction; and that Chinese law may be interpreted or change in a way that affects the enforceability of the VIE's arrangements, or contracts between the VIE and the listed company may otherwise not be enforceable under Chinese law. As a result, the market value of the Fund's associated holdings would likely be significantly negatively impacted, which may result in significant losses with little or no recourse available.”

In addition, the Trust respectfully notes that the statement of additional information (SAI) includes a more detailed description of the VIE structure and attendant risks (including, among other items, uncertainty with respect legality and potential adverse impact on returns and/or NAV) under “Foreign securities—Chinese variable interest entities” beginning on page 12.

b.	Please explain how the Fund monitors and assesses risk exposures related to VIE structures generally and with respect to particular issuers.

Response: The Funds monitor events and market conditions that may affect their investments on an ongoing basis, including events that may impact an investment in Chinese VIEs as applicable (e.g., guidance issued by relevant regulatory authorities).

c.	Please explain how the Fund has assessed existing strategy and risk disclosures related to VIE structures, based on current events.

Response: The Trust notes that VIEs are not currently expected to constitute a large portion of a Fund’s portfolio; however, in order to maintain flexibility to invest through a VIE structure as deemed appropriate to achieve investment exposure to Chinese issuers consistent a Fund’s investment mandate, the applicable Funds have included prospectus and/or SAI disclosure as deemed appropriate in light of anticipated investment exposure, describing the VIE structure and unique risks associated with investments through VIEs. Based on current events and industry practices, the Funds believe the principal strategy disclosure revised as noted above and corresponding principal risk disclosures are appropriate at this time in light of anticipated investments.

Principal Risks

18.	Please consider whether New Fund Risk should be added as a principal risk of investing in each Fund.

Response: The requested risk has been added as follows:

New Fund Risk. The Fund is a new fund, with a limited or no operating history and a small asset base. There can be no assurance that the Fund will grow to or maintain a viable size. Due to the Fund's small asset base, certain of the Fund's expenses and its portfolio transaction costs may be higher than those of a fund with a larger asset base. To the extent that the Fund does not grow to or maintain a viable size, it may be liquidated, and the expenses, timing and tax consequences of such liquidation may not be favorable to some shareholders.

19.
We note there is principal investment strategy disclosure for investing in all issuers of all capitalization sizes. Please disclose any corresponding risks (i.e. small-capitalization risk) in the Principal Risks section.

Response: The Trust has made appropriate revisions in response to this comment, as applicable.

20.
Under the heading, “ESG Risk,” please include a discussion of risks of any use of third party data providers (i.e., that scores can vary across providers and even within industries from the same provider).

Response: The disclosure has been revised as requested.

21.
For Funds that disclose a “Sector Focus Risk,” which discloses that the Fund may focus on particular industries, sectors or types of investments from time to time, please include these industries and sectors in the Fund’s principal investment strategy section.

Response: The Trust confirms that none of the Funds currently intend to generally or consistently focus in any particular sector or industry. However, the Trust notes that, in pursuing a Fund’s investment objective, although the Fund’s mandate may not contemplate a particular focus, the Fund may from time to time have significant exposure to a particular sector or industry (subject to applicable limits on industry concentration), including on a temporary basis, that may fluctuate with market movements and in light of other factors. Accordingly, the Funds have included the above-cited risk disclosure to inform investors of potential risks of significant exposure to a single sector or industry, to the extent applicable. In light of that, the Trust respectfully submits the current sector focus risk disclosure is appropriate.

22.
For Funds that disclose a “Geographic Focus Risk” which discloses that the Fund may have a specific geographic focus, please include the geographic focus in the Fund’s principal investment strategy section.

Response:  The Trust confirms that none of the Funds currently intend to focus in any particular geographic area, except to the extent disclosed in the Fund’s principal investment strategies and/or principal risks, as applicable. However, the Trust notes that, in pursuing a Fund’s investment objective, although the Fund’s mandate may not contemplate a particular focus, the Fund may from time to time have significant exposure to a particular geographic region, including on a temporary basis, that may fluctuate with market movements and in light of other factors. Accordingly, the Funds have included the above-cited risk disclosure to inform investors of potential risks of significant exposure to a single geographic region or country, to the extent applicable. In light of that, the Trust respectfully submits the current geographic focus disclosure is appropriate.

Performance

23.
Please tell us the appropriate broad-based securities market index each Fund intends to use in its average annual total return table. We may have more comments after reviewing your response. See Instruction 5 to Item 27(b)(7) of Form N-1A.

Response: Please see below:

Fund	Benchmark
EMPWR Unified Sustainable Equity	Russell 1000
EMPWR Sustainable Dividend Equity	Russell 1000 Value TR
EMPWR Sustainable Select Growth Equity	Russell 3000
EMPWR Sustainable Global Core Equity	MSCI ACWI GR
EMPWR Sustainable Emerging Markets Equity	MSCI Emerging Markets Index

Portfolio Managers (page 12-13)

24.
The disclosure says that Mses. Avery, Faddis, Jimenez, and Li provide recommendations to Ms. Langley with respect to their allocated portion of the Fund. Please disclose which portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund pursuant to Item 10 of Form N-1A.

Response: The Trust believes that the disclosure provided in response to Item 10 of Form N-1A with respect to each Fund is consistent with the requirements of the Form. Specifically, the Trust notes that relevant information is provided regarding each member of the team primarily responsible for the day-to-day management of each Fund, including a description of the relationship between the respective roles identified.

STATEMENT OF ADDITIONAL INFORMATION

25.	The SAI includes many blank or incomplete disclosures. Please revise and note we may have additional comments.

Response: The Trust acknowledges this comment.

Fundamental Investment Policies (page 6)

26.
Fundamental Investment Policy no. 7 states that the Fund will not invest more than 25% of the Fund’s net assets in securities of issuers in any one industry (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities). Please disclose that each Fund will consider the investments of other investment companies in which it invests when determining compliance with its own concentration policy.

Response: The Trust respectfully notes that Funds do not treat other investment companies as a particular industry for purposes of their concentration policy. We believe this approach is consistent with prior SEC guidance. See Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-13436 at Guide 19 (Aug. 12, 1983) (“Guide 19”). Specifically, the SEC’s Guide 19 stated “[a] registrant . . . may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” As the Trust believes its position is reasonable, and therefore consistent with SEC guidance on industry classification, the Trust believes the disclosure is appropriate as is. However, in response to this comment, the Trust confirms that each Fund will consider information made available to it with respect to an underlying investment company for purposes of determining compliance with the Fund’s policy on concentration. By taking into consideration such concentration policies, the Funds effectively “consider” the holdings of such underlying funds. However, the Funds do not look through to the holdings of underlying funds for purposes of the Funds’ concentration policies. Accordingly, the disclosure has been revised to add the following: “To the extent an underlying fund has adopted a policy to concentrate in a particular industry, a Fund will take such policy into account for purposes of determining compliance with the Fund’s concentration policy.”

Management of the Fund (page 44)

27.
We note that much of the information required by this section has been left blank. Please ensure that the Trust’s pre-effective amendment provides all of the information required by Item 17(b)(10) of Form N-1A for each Trustee, including the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a Trustee of the Fund.

Response: The Trust acknowledges this comment and will provide all required information as it becomes available in subsequent pre-effective amendment filings.

28.
Please disclose if the Board will have an Interested Trustee as Chair. If so, please disclose whether there is a lead independent trustee and, if so, describe that person’s role in the leadership of the Board. See Item 17(b) of Form N-1A.

Response: The Trust will provide additional disclosure regarding the composition of the Board, including as noted above, in a subsequent pre-effective amendment filing.

ORGANIZATIONAL DOCUMENTS

29.
Article VII, Section 4(a) of the Agreement and Declaration of Trust says shareholders must make a pre-suit demand upon the Board of Trustees. Please disclose this provision regarding a derivative action pre-suit demand and the conditions set forth in Section 4(a)-(c) of Article VII in an appropriate location in the Prospectus and SAI.

Response: The Trust has added the requested disclosure to the Funds’ prospectus and SAI.

SIGNATURE PAGE

30.
Under Section 6 (a) of the 1933 Act, any security may be registered with the Commission under the terms and conditions provided, by filing a registration statement which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions. Please make certain that the signature page meets the requirements of Section 6(a).

Response: The Trust acknowledges this comment, and will ensure compliance with applicable requirements.

GENERAL COMMENTS

31.
Please complete or update all information that is currently in brackets or missing in the registration statement (e.g., fee table, expense example, sub-Advisor, portfolio managers, purchase and sale of

Fund shares, information in the statement of additional information, and exhibits). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: The Trust acknowledges this comment, and confirms it will complete bracketed or missing information in subsequent pre-effective amendments as available.

32.	Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement. The staff may have additional comments.

Response: The Trust expects to submit an exemptive application relating to the operation of the Funds in a multi-manager structure.

33.
Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Where changes are made in response to our comments, provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.

Response: The Trust acknowledges this comment, and will ensure the responses are appropriately reflected in the pre-effective amendment filing, as applicable and/or supplemental correspondence.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number.

Very truly yours,

/s/ Jamie M. Gershkow
Jamie M. Gershkow, Esq.